Filed by Exelon Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Public Service Enterprise Group Incorporated
(Commission File No. 333-122704)

Exelon Corporation (Exelon) will issue the attached newsletter to all employees on March 21, 2005.

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Safe Harbor Statement

Except for the historical information contained herein, certain of the matters discussed in this Filing constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding benefits of the proposed merger, integration plans, and expected synergies, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon, Commonwealth Edison Company (“ComEd”), PECO Energy Company (“PECO”), and Exelon Generation Company, LLC (“Exelon Generation” and together with Exelon, ComEd and PECO, the “Exelon Registrants”), and the current expectations of management of Public Service Enterprise Group Incorporated (“PSEG”), Public Service Electric and Gas Company (“PSE&G”), PSEG Power LLC (“PSEG Power”), and PSEG Energy Holdings LLC (“PSEG Holdings” and together with PSEG, PSE&G and PSEG Power, the “PSEG Registrants”). There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this filing. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or PSEG could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may experience more difficulties than expected in achieving operating improvements at jointly owned nuclear generating facilities; (11) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (12) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (13) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the combined company. A discussion of some of these other important factors and assumptions is contained in the Exelon Registrants’ and PSEG Registrants’ respective filings with the SEC, including: (1) the Exelon Registrants’ 2004 Annual Report on Form 10-K — Item 7. Management’s Discussion and Analysis of Financial condition and Results of Operations — Business Outlook and the Challenges in Managing Our Business for Each of Exelon, ComEd, PECO and Exelon Generation; (2) the Exelon Registrants’ 2004 Annual Report on Form 10-K — Item 8. Financial Statements and Supplementary Data: Exelon — Note 20, ComEd — Note 15, PECO — Note 14, and Exelon Generation — Note 16; and (3) the PSEG Registrants’ 2004 Annual Report on Form 10-K — Forward Looking Statements. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is contained in the Registration Statement on Form S-4 that Exelon has filed with the SEC (Registration No. 333-122704) in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this Filing may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Filing. None of the Exelon Registrants or PSEG Registrants undertakes any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this Filing.

Additional Information

This communication is not a solicitation of a proxy from any security holder of Exelon Corporation (Exelon) or Public Service Enterprise Group Incorporated (PSEG). Exelon has filed with the Securities and Exchange Commission a Registration Statement on Form S-4 (Registration No. 333-122704) that contains a preliminary joint proxy statement/prospectus and other relevant documents regarding the proposed merger of Exelon and PSEG. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Exelon, PSEG and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the definitive joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Shareholder Services, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Public Service Enterprise Group Incorporated, Investor Relations, 80 Park Plaza, P.O. Box 1171, Newark, New Jersey 07101-1171.

The respective directors and executive officers of Exelon and PSEG and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in the preliminary joint proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4.

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Exelon/PSEG Merger integration moves forward:

A message from Randy Mehrberg

A little more than two months ago,we announced our proposed merger with PSEG. Since that time, a great deal has happened — we filed with the major regulatory bodies,announced an integration steering committee and an integration management team, and began launching teams and building the foundation for trusting relationships.

     From my discussions with folks throughout the company, it seems that for some, we are going too slow and for others, too fast. Perhaps this suggests we may just be going at the right speed. However, what everybody does seem to agree on is that the uncertainty in the process contributes to increased anxiety throughout much of the company.

     Unfortunately, uncertainty is not easily eliminated. In our changing industry, we face ambiguity every day. Much of it results from events beyond our immediate control, like the regulatory approval timeline, and from decisions that should not be made hastily, like organizational design, staff selection and severance packages. That said, the goal of Ralph Izzo, my counterpart at PSEG, me and the entire leadership of the integration process is to minimize the uncertainty wherever possible and the best way we know how is to communicate in a timely, honest and consistent way.

     As you may have already seen, we have launched a bi-weekly publication called, Eye on Integration, while continuing to leverage our existing vehicles to communicate integration-related activities. In the next few months, we also will be conducting focus groups and more two-way conversations to ensure that you not only hear from us, but we also listen to you.

     On your end, we need you to stay focused on our base business and keep performing our jobs in the way that has made Exelon the most admired electric and gas utility in the U.S. We cannot let the merger distract us from meeting our commitments to our customers, share-holders, fellow employees and communities.

     Below, I briefly provide you with an update on our progress and give you a sense of what’s over the horizon.

Our progress

     Exelon and PSEG have much to offer one another, such as Exelon’s strong financial performance and nuclear generation expertise and PSEG’s expertise in distribution and the auction process. However, these complementary strengths will not be realized without trusting working relationships and thoughtful planning. Toward that end, the various integration teams, as well as the executive leadership of both companies, have been meeting not only to discuss the integration planning effort, but also to get to know one another. As often as practical, we have encouraged face-to-face meetings and informal opportunities to get to know each other. The integration teams recently presented initial project plans, which included team structure, roles/responsibilities and milestones and deliverables. While produced independently of one another, the various plans included many common objectives, such as achieving effective collaborative working relationships across teams, defining a management model that does not simply adopt current practices but incorporates “best practices,” and improves employee engagement.

Concurrent with these activities, the functional integration teams, such as human resources, finance and information technology also have been developing the necessary tools and materials to support the work of the business teams. The HR team has been developing a combined Exelon/PSEG headcount baseline for each team to use that also will serve as the basis for the finance team to develop budget baselines for the teams.

     Additionally, the finance team has been designing the process to move from the baselines to the long-range plan in a manner that clearly demonstrates how we will capture the benefits of the proposed merger. Finally, the IT team has been working to ensure all the locations are properly wired to allow Exelon and PSEG employees to stay connected as they travel across our different locations.

Over the horizon

     Throughout March and April, the integration teams will be analyzing the existing processes of the two companies, focusing on the performance levels, capabilities and similarities and differences. This analysis will, among other things, identify high performance areas and areas for improvement. In addition, the teams will be defining Day 1, Day 100 and Year 1 requirements to help build-out their project plans and to identify interdependencies among the teams.

     At the same time, the integration steering committee will be grappling with many of the complex issues, including IT platforms, the severance package and high-level organization design. As I mentioned earlier, I recognize that these latter issues, along with many others, are contributing to people’s anxiety; however, these are complicated issues with significant impacts and we owe it to ourselves and to you to take the time to make the right decisions.

     We are only at the beginning of a long journey and merging these two dynamic companies will not be an easy task. I am excited by the opportunities that lie ahead, and I hope you are as well. As the merger integration planning process continues, we all need to do our part — those of us involved with the merger integration will work hard to continue to keep you informed of the teams’ progress and to listen to you, and at the same time, all of us must remain focused on living up to our commitments to our customers, shareholders, communities and each other.

     Additional Information

     This communication is not a solicitation of a proxy from any security holder of Exelon or PSEG. Exelon has filed with the Securities and Exchange Commission a Registration Statement on Form S-4 (Registration No. 333-122704) that contains a preliminary joint proxy statement/prospectus and other relevant documents regarding the proposed merger of Exelon and PSEG. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EXELON, PSEG AND THE PROPOSED MERGER. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov. In addition, a copy of the definitive joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Shareholder Services, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Public Service Enterprise Group Incorporated, Investor Relations, 80 Park Plaza, P.O. Box 1171, Newark, New Jersey 07101-1171.

     The respective directors and executive officers of Exelon and PSEG and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s and PSEG’s directors and executive officers and other participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is available in the preliminary joint proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4.

Forward-Looking Statements

     This communication includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, for example, statements regarding benefits of the proposed merger, integration plans, and expected synergies, anticipated future financial and operating performance and results, including estimates for growth. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. A discussion of some of these risks and uncertainties, as well as other risks associated with the merger, is included in the preliminary joint proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor PSEG undertakes any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Inside Exelon March 2005